AM 3·1·2004 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response...... | 12.00 |

[redacted]

04002300

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL RECEIVED PROCESSING
FEB 2 3 2004
WASH. D.C. SECTION

| SEC FILE NUMBER |
|---|
| 8- 47396 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. R. Rice Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

938 Forest Ave.
(No. and Street)

| Portland | Maine | 04103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry L. Howgate (207) 775-3451
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fortin, Howgate & Harmon
(Name – *if individual, state last, first, middle name*)

| 210 Western Avenue | So. Portland | Maine | 04106 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, William R. Rice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. R. Rice Financial Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

CRISTIE ANN LECLAIR
Notary Public, Maine
My Commission Expires June 6, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental report of independent auditors

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# W.R. RICE FINANCIAL SERVICES, INC.
PORTLAND, MAINE

FINANCIAL REPORT
YEAR ENDED
DECEMBER 31, 2003

FORTIN, HOWGATE & HARMON
Certified Public Accountants
South Portland, Maine

W.R. RICE FINANCIAL SERVICES, INC.
DECEMBER 31, 2003

INDEX

**FORTIN, HOWGATE & HARMON**
Certified Public Accountants

210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

*Roger L. Fortin, CPA*
*Barry L. Howgate, CPA*
*Thomas G. Harmon, CPA*

February Twelve
2 0 0 4

Independent Auditors' Report

Board of Directors
W.R. Rice Financial Services, Inc.
Portland, Maine

We have audited the accompanying balance sheets of W.R. Rice Financial Services, Inc. as of December 31, 2003 and 2002 and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.R. Rice Financial Services, Inc. at December 31, 2002 and 2001 and the results of its operations, cash flows, and changes in stockholders' equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fortin, Howgate + Harmon

W.R. RICE FINANCIAL SERVICES, INC.
BALANCE SHEETS
DECEMBER 31, 2003 and 2002
(See Independent Auditors' Report)

| | 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash | $ 34,816 | $ 47,406 |
| Commissions Receivable | 12,354 | 3,925 |
| Prepaid Expenses | 664 | 1,636 |
| Marketable Securities | 23,984 | 25,380 |
| Total Current Assets | 71,818 | 78,347 |
| PROPERTY AND EQUIPMENT: | 40,664 | 37,361 |
| Less: Accumulated Depreciation | 29,468 | 24,129 |
| | 11,196 | 13,232 |
| TOTAL ASSETS | $ 83,014 | $ 91,579 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Accounts Payable | $ 4,737 | $ 3,325 |
| Accrued Expenses | 2,838 | 2,865 |
| Total Current Liabilities | 7,575 | 6,190 |
| STOCKHOLDERS' EQUITY: | | |
| Common Stock, No Par; | | |
| Authorized 3,000 Shares; | | |
| Issued and Outstanding 3,000 Shares | 20,000 | 20,000 |
| Additional Paid-In Capital | 20,000 | 20,000 |
| Retained Earnings | 64,549 | 73,103 |
| Unrealized Holding Gains (Losses) | (29,110) | (27,714) |
| TOTAL STOCKHOLDERS' EQUITY | 75,439 | 85,389 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 83,014 | $ 91,579 |

See Notes to Financial Statements.

W.R. RICE FINANCIAL SERVICES, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(See Independent Auditors' Report)

| | 2003 | 2002 |
|---|---|---|
| REVENUES: | | |
| Commissions | $ 270,702 | $ 286,083 |
| Financial Planning and Advisory Fees | 33,232 | 39,390 |
| | 303,934 | 325,473 |
| EXPENSES: | | |
| Commissions Paid | 179,465 | 173,311 |
| Officers' Salary | 60,000 | 60,000 |
| Other Wages | 10,150 | 11,269 |
| Office Rent | 14,700 | 14,700 |
| Telephone | 2,334 | 2,106 |
| Advertising and Promotion | 454 | 560 |
| Insurance | 3,261 | 5,753 |
| Equipment Rental | 1,805 | 1,538 |
| Vehicle Expense | 3,053 | 3,317 |
| Professional Fees | 5,950 | 5,150 |
| Repairs and Maintenance | 5,997 | 10,393 |
| Retirement Plan Contribution | 9,000 | 9,000 |
| Utilities | 5,897 | 4,127 |
| Training and Seminars | 405 | 635 |
| Office Supplies | 1,936 | 2,018 |
| Regulatory Fees | 4,520 | 5,941 |
| Payroll Taxes | 5,791 | 5,987 |
| Computer Expenses | 1,530 | 589 |
| Charitable Contributions | 155 | 280 |
| Travel and Entertainment | 2,862 | 2,495 |
| Postage and Shipping | 914 | 1,356 |
| Cantella Maintenance Fees | 2,467 | 2,252 |
| Memberships and License Fees | 759 | 1,270 |
| Publications | 0 | 88 |
| Depreciation and Amortization | 5,338 | 3,193 |
| Miscellaneous | 864 | 1,495 |
| Rep. Expense Reimbursement | (16,691) | (20,130) |
| | 312,916 | 308,693 |
| NET OPERATING (LOSS) INCOME | 8,979 | 16,780 |
| OTHER INCOME: | | |
| Interest | 425 | 783 |
| | 425 | 783 |
| NET (LOSS) INCOME | $ (8,554) | $ 17,563 |

See Notes to Financial Statements.

W.R. RICE FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002
(See Independent Auditors' Report)

| | Additional Paid-In Capita | Common Stock | Retained Earnings | Unrealized Holding Gains (Losses) | Total |
|---|---|---|---|---|---|
| BALANCE, DECEMBER 31, 2001 | $ 20,000 | $ 20,000 | $ 72,192 | $ (53,094) | $ 59,098 |
| NET INCOME - 2002 | | | 17,563 | | 17,563 |
| STOCKHOLDER DISTRIBUTIONS 2002 | | | (16,652) | | (16,652) |
| UNREALIZED HOLDING GAINS (LOSSES) | | | | 25,380 | 25,380 |
| BALANCE, DECEMBER 31, 2002 | $ 20,000 | $ 20,000 | $ 73,103 | $ (27,714) | $ 85,389 |
| NET (LOSS) INCOME - 2003 | | | (8,554) | | (8,554) |
| STOCKHOLDER DISTRIBUTIONS 2003 | | | 0 | | 0 |
| CHANGES IN UNREALIZED HOLDING GAINS (LOSSES) | | | | (1,396) | (1,396) |
| BALANCE, DECEMBER 31, 2003 | $ 20,000 | $ 20,000 | $ 64,549 | $ (29,110) | $ 75,439 |

See Notes to Financial Statements.

W.R. RICE FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(See Independent Auditors' Report)

| | 2003 | 2002 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net (Loss) Income | $ (8,554) | $ 17,563 |
| Adjustments to Reconcile Net Income To Net Cash Provided by Operating Activities: | | |
| Depreciation and Amortization | 5,338 | 3,193 |
| Changes in Assets and Liabilities: | | |
| Commissions Receivable | (8,429) | 5,410 |
| Prepaid Expenses | 973 | (1,636) |
| Accounts Payable and Accrued Expenses | 1,385 | (4,954) |
| Net Cash (Used) Provided by Operating Activities | (9,287) | 19,576 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Purchase of Property and Equipment | 3,303 | (2,565) |
| Net Cash (Used) By Investing Activities | (3,303) | (2,565) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Distributions to Stockholders | 0 | (16,652) |
| Net Cash (Used) by Financing Activities | 0 | (16,652) |
| NET (DECREASE) INCREASE IN CASH | (12,590) | 359 |
| CASH AT BEGINNING OF YEAR | 47,406 | 47,047 |
| CASH AT END OF YEAR | $ 34,816 | $ 47,406 |

See Notes to Financial Statements.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

### Business Activity:

W.R. Rice Financial Services, Inc. (the Company) was incorporated on July 25, 1994 and commenced operations in October of 1994. The Company is a broker-dealer engaged primarily in transactions in securities. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc.) and SIPC (Securities Investor Protection Corporation).

### Cash Equivalents:

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

### Property and Equipment:

Expenditures for property and equipment, and for renewals and betterments which extend the originally estimated useful life of assets, are capitalized. Expenditures for maintenance and repairs are charged to expense. When properties are disposed of, the related cost and accumulated depreciation are removed and gain or loss is included in the results of operations.

Depreciation for financial reporting purposes is provided for principally on the straight line basis over the estimated useful life of the assets.

Property and equipment which is stated at costs consists of the following:

| | Cost | Accumulated Depreciation | Book Value |
|---|---|---|---|
| Leasehold Improvements | $ 19,760 | $ 12,760 | $ 7,000 |
| Office Furniture and Equipment | 20,904 | 16,708 | 4,196 |
| | $ 40,664 | $ 29,468 | $ 11,196 |

### Revenue:

Commission revenues are recorded on a trade date basis.

### Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could defer from those estimates.

## NOTE 2 - MARKETABLE SECURITIES:

Investments in marketable equity securities are stated at fair market value. Cost and fair value of marketable securities available for sale at December 31, 2003 are as follows:

| | Cost | Unrealized (Loss) | Fair Value |
|---|---|---|---|
| 2538 shares of The Nasdaq Stock Market, Inc. | $ 32,994 | $ (29,110) | $ 23,984 |
| 1500 Warrants of National Association of Securities Dealers, Inc. to purchase shares of The Nasdaq Stock Market, Inc. | 20,100 | (20,100) | 0 |
| | $ 53,094 | $ (49,210) | $ 23,984 |

## NOTE 3 - RELATED PARTY TRANSACTIONS:

In November 1997 the Company began leasing office space from its majority stockholder. The rent paid for 2003 was $14,700. There was no formal lease agreement as of December 31, 2003.

## NOTE 4 - ADVERTISING:

Direct response advertising consists of various forms of media advertising.

## NOTE 5 - NET CAPITAL REQUIREMENTS:

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At December 31, 2003, the Company's net capital for regulatory purposes was $54,571, which exceeded its required net capital of $5,000 by $49,571, and the percentage of aggregate indebtedness to net capital was 13.88%.

## NOTE 6 - RETIREMENT PLAN:

The Company maintains a retirement plan (Simplified Employee Pension) for all eligible employees. For 2003 a Company contribution of $9,000 was made.

## NOTE 7 - INCOME TAXES:

The Company has elected S-Corporation status and therefore the net income of the Company is reported at the shareholder level.

## NOTE 8 - COMPENSATED ABSENCES:

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of compensated absences when actually paid to employees.

# ADDITIONAL INFORMATION

W.R. RICE FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2003

| | |
|---|---|
| CREDITS: | |
| Stockholders' Equity | $ 75,439 |
| DEBITS: | |
| Nonallowable Assets: | |
| Property and Equipment | 11,196 |
| Receivables From Non-Customers | 1,813 |
| Prepaid Expenses | 664 |
| Haircuts on Marketable Securities (25,380 X 30%) | 7,195 |
| Total Debits | 20,868 |
| TOTAL CAPITAL | 54,571 |
| MINIMUM NET CAPITAL - THE GREATER OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $505 OR $5,000. | 5,000 |
| EXCESS NET CAPITAL | $ 49,571 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 13.88% |
| TOTAL AGGREGATE INDEBTEDNESS | $ 7,575 |

See the reconciliation of the computation of net capital pursuant to uniform net capital Rule 15c3-1 included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing with the computation included in this report.

# W.R. RICE FINANCIAL SERVICES, INC.
## RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 TO COMPUTATION IN CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT
## DECEMBER 31, 2003

| | |
|---|---|
| NET CAPITAL AS REPORTED IN COMPANY'S DECEMBER 31, 2002 UNAUDITED FILING OF PART IIA OF FORM X-17A-5 | $ 56,099 |
| NET AUDITED ADJUSTMENTS | (1,528) |
| NET CAPITAL AS REPORTED ON SCHEDULE 1 OF THE ADDITIONAL INFORMATION | $ 54,571 |

W.R. RICE FINANCIAL SERVICES, INC.
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2003

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(2)(ii) of that Rule.

# SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

**FORTIN, HOWGATE & HARMON**
Certified Public Accountants

210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

*Roger L. Fortin, CPA*
*Barry L. Howgate, CPA*
*Thomas G. Harmon, CPA*

February Twelve
2 0 0 4

Board of Directors
W.R. Rice Financial Services, Inc.
Portland, Maine 04101

In planning and performing our audit of the financial statements of W.R. Rice Financial Services, Inc. at and for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by W.R. Rice Financial Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedure for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Fortin, Howgate, Harmon